TRADEPRO SECURITIES, INC.

Annual Financial Statements
Year Ended December 31, 2021

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-52282

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021   AND ENDING 12/31/2021

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: TRADEPRO SECURITIES, INC.

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

340 CONGRESS PKWY.

                                  (No. and Street)

LAWRENCEVILLE   GA   30044

       (City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

STEPHEN CASS   305-446-4800   stephen@tradeprosecurities.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BRADFORD R. DOOLEY & ASSOCIATES

               (Name – if individual, state last, first, and middle name)

209 WEST JACKSON BLVD.   CHICAGO   IL   60606

(Address)   (City)   (State)   (Zip Code)

03/24/2009   PCAOB # 3429

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Cass _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TradePro Securities, Inc. _____, as of December 31   2021 _____, 2_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the
29 day of March, 2022

Notary Public

Signature:

Title:
President / CFO



This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TradePro Securities, Inc.
Annual Financial Statements Index
Year Ended December 31, 2021

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
ILLINOIS CPA SOCIETY

OFFICE   **FAX**
(312) 939-0477   (312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of TradePro Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TradePro Securities, Inc. as of December 31, 2021, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes [and schedules] (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of TradePro Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of TradePro Securities, Inc's management. Our responsibility is to express an opinion on TradePro Securities, Inc's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to TradePro Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information, which is comprised of Schedule I - Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, Schedule II - Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission, and Schedule III - Information relating to Possession or Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission, has been subjected to audit procedures performed in conjunction with the audit of TradePro Securities, Inc's financial statements. The supplemental information is the responsibility of TradePro Securities, Inc's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as TradePro Securities, Inc's auditor since 2020.



Bradford R. Dooley & Associates

Chicago, Illinois
March 29, 2022


TradePro Securities, Inc.
Statement of Financial Condition
December 31, 2021


Assets

Cash and cash equivalents	$	128,551
Due from clearing broker		244,614
Deposits with clearing brokers		175,000
Prepaid expenses		
Other assets		
Total Assets	$	**548,165**

Liabilities and Stockholders' Equity

Liabilities:

Accounts payable and accrued expenses	$	259,085
Total Liabilities		259,085

Commitments and Contingencies

Stockholders' equity:

Preferred stock, no par value, 10 million shares authorized; 30,100 outstanding	301,000
Common stock, no par value, 190 million shares authorized; 21,817,292 shares issued and outstanding	345,000
Additional paid-in capital	5,788,812
Accumulated deficit	(6,145,732)
Total Stockholders' equity	289,080

Total Liabilities and Stockholders' Equity	$	**548,165**


The accompanying notes are an integral part of these financial statements.


TradePro Securities, Inc.
Statement of Operations
Year Ended December 31, 2021

Revenue:

Riskless principal trading	$ 414,569
Commissions	1,519,346
Fees - Services	288,059
Interest Income	3
Other	58,420
Total Revenue	2,280,397

Expenses:

Commission expense	587,443
Salaries and benefits	503,556
Clearing and floor brokerage	91,761
Professional fees	118,153
Occupancy	32,147
Data service	178,492
Outside Services	606,337
Regulatory	45,080
Communication and technology	15,644
Office expense	2,586
Interest Expense	26,681
Other	7,434
Total Expenses	2,215,314

Net Profit	$ 65,083

The accompanying notes are an integral part of these financial statements.

TradePro Securities, Inc.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2021

	Shares	Amount	Additional Paid in Capital	Accumulated Deficit	Total
Stockholders' Equity, January 1, 2021					
Common	3,347,500	$ 345,000	$ $ 5,788,812	$ (6,210,814)	$ (77,002)
Preferred	30,100		301,000		301,000
Additional Paid in Capital					
Rounding				(1)	(1)
Net Profit/(loss)				65,083	65,083
Stockholders' Equity, December 31, 2021	3,377,600	$ 345,000	$ 301,000	$ 5,788,812	$ (6,145,732)	$ 289,080

The accompanying notes are an integral part of these financial statements.

TradePro Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2021

Cash Flows from Operating Activities:

Net Profit	$ 65,083

Adjustments to reconcile net profit/(loss) to net cash used in operating activities:

PPP loan Forgiveness	(52,873)

Changes in operating assets and liabilities:

Increase Deposit with Clearing Broker	(150,000)
Decrease in Account Receivable	10,614
Prepaid expenses	763
Other assets	
Increase In Account Payable	92,362
Net cash used in operating activities	**(34,051)**

**Finance
Activity**

Net cash provided by Financing activities	-
Net Decrease in Cash and Cash Equivalents	**(34,051)**
Cash and Cash Equivalents, Beginning of Year	162,602
Cash and Cash Equivalents, End of Year	**$ 128,551**

Supplemental Cash Flow Information

Cash paid for income taxes	$	-
Cash paid for interest	$	81

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

TradePro Securities, Inc. (the "Company"), a Florida Corporation, was organized on June 10, 1999 as Southern Trust Securities, Inc. and filed a name change in 2021. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC").

The Company is an introducing broker-dealer clearing customer trades on a fully disclosed basis through the clearing firms (the "Clearing Brokers"). Under this basis, the Company forwards all customers' transactions to another broker-dealer who carries the customers' accounts. The Company's operations also consist of providing investment banking services.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Accounting Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers short-term interest-bearing investments with initial maturities of three months or less held at a bank to be Cash Equivalents. Such instruments held in a brokerage account are considered a receivable and are included in Due from Clearing Broker on the Statement of Financial Condition.

Government and Other Regulation
The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of those organizations.

Securities Transactions and Revenue Recognition
Revenues for executing customer securities transactions, including commissions for agency trading, and gains from riskless principal trading and all associated expenses are recorded as earned and incurred, on a trade date basis. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer. Associated expenses include commissions paid to registered representatives and fees paid the Clearing Broker for certain clearance and settlement services. Commissions paid to registered representatives vary according to the contracted payout percentage and clearing costs generally fluctuate based on revenues generated on trades and on the volume of transactions. Revenues for Investment banking services are recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

2. Summary of Significant Accounting Policies (continued)

<u>Income Taxes</u>
The Company is treated as a corporation for tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is not reasonably assured that some portion or all of the deferred tax assets will be realized. As of December 31, 2021, management has provided a valuation allowance for the entire amount of the deferred tax asset.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in expenses. The U.S. Federal jurisdiction and the State of Florida are the major tax jurisdictions where the Company files income tax returns. The Company is subject to U.S. Federal or state examinations by tax authorities for the current year and three preceding years as of December 31, 2021.

3. Clearing Arrangements

The Company has two clearing agreements with the Clearing Brokers to provide execution and clearing services on behalf of its customers on a fully disclosed basis. One arrangement has been in place for several years and is used for existing business. The second arrangement was entered into during the current year to effect certain new electronic oriented transactional business the Company is planning to commence during fiscal 2021.

All customer records and accounts are maintained by the clearing brokers. The Company maintains deposits with the Clearing Brokers in the amount of $175,000 which is included in the "Deposits with Clearing Broker" line of the Statement of Financial Condition. A termination fee may apply if the Company were to terminate its relationships with either of the Clearing Brokers. The Company does not carry the accounts for customers or perform custodial functions related to customers' securities. The Company introduces all of its customers transactions, which are not reflected in these financial statements to its Clearing Brokers, who maintain the customer accounts and clears such transactions. These activities may expose the Company to off balance sheet risk in the event customers do not fulfill their obligations with the Clearing Brokers, as we have agreed to indemnify the Clearing Brokers for any resulting losses. We continually assess risk associated with each customer who is on margin credit and record an estimated loss when we believe collection from the customer is unlikely. During the year ended December 31, 2021, losses from such arrangements were not significant.

4. Related Party Transactions

Lease Agreement
During the year ended December 31, 2021 the Company occupied office space in a facility leased by an affiliated entity. The Company remits payment directly to the landlord for this leased space. During the year ended December 31, 2021, the Company paid $32,147 under such arrangement. Such lease, which runs thru fiscal 2021, was assigned to the Company during the year ended December 31, 2021.

Loan Payable
During the year ended December 31, 2021, the $52,873 PPP Loan was forgiven and is not taxable under current regulations

5. Regulatory Requirements

The Company is subject to the provisions of Rule 15c3-1 of the Securities and Exchange Commission (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000, or $17,272 based on AI [a ratio of aggregated indebtedness to net capital not exceeding 15 to 1.]

On December 31, 2021, the Company's net capital balance as defined by the Rule 15c3-1 was $279,381, which exceeded the net capital requirement by $262,109. On December 31, 2021, the Company's aggregated indebtedness to net capital ratio as defined by SEC Rule 15c3-1 was 0.9274 to 1.

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission (SEC Rule 15c3-3) under paragraph (k)(2)(ii) and therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

6. Income Taxes

During the year ended December 31, 2021, the Company incurred a net profit. In assessing the realizability of any resulting deferred tax asset, management considers whether it is more likely than not that some portion of the deferred tax asset will not be materialized. The ultimate realization of the deferred tax asset is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against the deferred tax asset is appropriate in light of the Company's operating losses.

On December 31, 2021, the Company had approximately $2,552,000 in Federal and state net operating loss carry forwards ("NOLs") available to offset future taxable income. The Company has taken a valuation allowance on the entire amount of the tax effect of the NOLs due to the uncertainty of realizing the future tax benefits. As of December 31, 2021, the deferred tax asset was $529,000. The NOLs will expire over an indefinite period.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

7. Concentration of Credit Risk

The Company maintains cash and savings accounts at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per insured bank account. At all times during the year, balances were below the insured limits.

8. Off Balance Sheet Risk

Pursuant to clearance agreements, the Company introduces all its securities transactions to one of the two clearing brokers on a fully disclosed basis. All the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company.

In accordance with industry practice and regulatory requirements, the Company, and the clearing broker monitor collateral on the customer's accounts. In addition, the receivable from the clearing broker is pursuant to the clearance agreement.

The maximum potential number of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

9. Commitments and Contingencies

The Company may be subject to claims and lawsuits that arise primarily in the ordinary course of business. As of December 31, 2021, the Company was not involved in any such claims or lawsuits.

10. Recently Issued Accounting Pronouncements

Adoption of New Accounting Standards

In February 2016, the FASB issued ASU 2016-02, Leases, which creates ASC 842, Leases. This guidance requires a lessee to account for long-term leases as finance or operating leases. Both types of leases result in the lessee recognizing a right-of-use asset and a corresponding lease liability on its statement of financial condition. The new guidance was effective for the Company beginning January 1, 2019. Leases with an initial term on 12 months or less are not recorded on the Statement of Financial Condition. The Company has no long-term leases, and as such, was not required to recognize a right-of-use asset and a corresponding lease liability.

11. Subsequent Events

The Company has evaluated subsequent events through March 29, 2022, the date the financial statements were available to be issued. There have been no subsequent events that have occurred after December 31, 2021, requiring amounts to be recognized or disclosed in the accompanying financial statements as of December 31, 2021.

12. Contingent Liabilities

The Company may be involved in a number of legal and regulatory proceedings concerning matters arising from the normal conduct of the Company's business activities. Although there can be no assurances as to the ultimate outcome, the Company has generally denied, or believes it has a meritorious defense, and will deny, liability in all significant litigation pending against the Company, and it intends to defend vigorously each case. Based upon information currently available and advice of counsel the Company believes that the eventual outcome of such matters will not, individually or in the aggregate, have a material adverse effect on the Company's financial position or results of operation.

SUPPLEMENTAL FINANCIAL INFORMATION

TradePro Securities, Inc.
Schedule I
Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2021

Stockholders' Equity		$ 289,080
Less: Non-allowable Assets		
	Aged receivable	8,323
		8,323
Tentative Net capital		280,757
	Less: Haircuts	(1,376)
Net capital		279,381
	Less: Required Net Capital	(17,272)
Excess Net capital		$ 262,109
Excess Net capital at 120%		$ 253,473
Computation of Aggregate Indebtedness:		
	Accounts payable and accrued expenses	259,085
		$ 259,085
Ratio of Aggregated Indebtedness to Net Capital		0.9274 to 1

**There are no material differences between the computation of
Net Capital presented above and the Company's unaudited
Form X-17a-5, Part IIA as of December 31, 2021, as filed.**

See independent registered public accounting firm's report regarding
supplementary information.

TradePro Securities, Inc.
Schedule II
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Company is exempt from the determination of Reserve Requirements pursuant to paragraph (k)(2)(ii) of Rule 15c3-3.

See Independent Auditor's Report

TradePro Securities, Inc.
Schedule III
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2021

The Company is exempt from Possession or Control Requirements pursuant to paragraph (k)(2)(ii) of Rule 15c3-3.

See Independent Auditor's Report

INFORMATION REGARDING COMPLIANCE WITH RULE 15c3-3

BRADFORD R. DOOLEY & ASSOCIATES
Accountants and Auditors
209 WEST JACKSON BLVD – SUITE 404
CHICAGO, ILLINOIS 60606

Member
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

OFFICE
(312) 939-0477

FAX
(312) 939-8739

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of TradePro Securities, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) TradePro Securities, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2021 without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) engages in the sale of private placements on a best-efforts basis and (2) receiving compensation for referring securities transactions to other broker dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2021 without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.



Bradford R. Dooley & Associates

Chicago, Illinois
March 29, 2022

340 Congress Pkwy.
Lawrenceville, GA 30044
305-446-4800

TradePro Securities, Inc. Exemption Report

TradePro Securities, Inc. (the "Company") is a registered broker--dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 c. F. R. § 240. 15c3-3 under the following provisions of 17 C.F.R. § 24O.15c3-3 (k): (2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended December 31, 2021, without exception.

(3). The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) engages in the sale of private placements on a best-efforts basis and (2) receiving compensation for referring securities transactions to other broker dealers, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2021, without exception.

I, Stephen J. Cass, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Financial Officer
March 29, 2022